File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

Dec 05, 2006

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on Nov 01, 2006, the following messages.

- The U.S. subsidiary of Bridgestone Corporation agrees to acquire Bandag, Incorporated in Cash Merger

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Yukimitsu Ushio
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

The U.S. subsidiary of Bridgestone Corporation agrees to acquire Bandag, Incorporated in Cash Merger

Tokyo (December 5, 2006) – Bridgestone Corporation announced today that Bridgestone Americas Holding, Inc. ("BSAH"), the U.S. subsidiary of the Bridgestone Corporation, and Bandag, Incorporated ("Bandag") [NYSE: BDG and BDGA] have entered into a merger agreement pursuant to which BSAH will acquire the outstanding shares of each class of stock of Bandag for US$50.75 per share in cash. The transaction is valued at US$1.05 billion.

The Board of Directors of Bandag has unanimously approved the agreement. The transaction is expected to be completed late in the first quarter or early in the second quarter of 2007, subject to the receipt of shareholder and regulatory approvals, as well as the satisfaction of other customary closing conditions.

Bandag is a leading manufacturer of tire retreading materials and equipment. Based in Muscatine, Iowa, United States, Bandag has a global network of more than 900 franchised dealers in over 90 countries that produce and market retread tires and provide tire management services. Currently, it also operates 10 plants, with locations in the United States, Belgium, Brazil and Mexico. In addition, Bandag owns and operates Tire Distribution Systems, Inc. (TDS), a commercial retail operation which sells and services new and retread tires, and holds an 87.5% interest in Speedco, Inc., a provider of on-highway lubrication and routine tire services to commercial truck owner-operators and fleets. In 2005 Bandag had worldwide sales of US$921 million. Following completion of the transaction, Bandag will operate as a wholly owned subsidiary of BSAH.

"Retreading" is widely used for truck and bus, aircraft, construction and off-highway tires. When the original tread has been worn, the remaining tread is buffed away and a new layer of tread is applied, continuing the lifecycle of the tire. The "tread" is a part of the tire that touches the road. The retread business is well established in the United States and European markets, and is becoming more attractive to fleet

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operators in emerging markets such as Asia and Latin America. Retreading enables customers to get the full value of a new tire by reusing the tire's casing again and again. As such, it is an integral part of a successful total tire management system.

Bandag is a leader in the retreading business, with a strong global reputation for quality, service and technology, as well as an extensive worldwide dealer network. The Bridgestone Group is the world's largest manufacturer of quality tires and other rubber products. Through shared resources of tire and retread technologies, the end user will have the benefit of better products and services. Finally, expanding the retread business through the combination of the Bridgestone Group and Bandag can lead to a more effective utilization of natural resources and minimize the number of tires that might be prematurely taken out of service, all of which contributes to the well-being of our environment.

Bandag, Incorporated

(1) Founded:	1957
(2) Location:	Muscatine, Iowa, United States
(3) CEO:	Mr. Martin G. Carver
(4) Stock Exchange:	New York Stock Exchange and Chicago Stock Exchange
(5) Value of Assets:	US$ 559 million
(6) Sales:	US$ 921 million (2005)
(7) Employees:	3,788 (12/31/05)
(8) Operations:	・Retread business: Franchise operations in US and more than 90 countries ・Tire Distribution Systems, Inc.: Commercial Tire dealer ・Commercial truck services, including Speedco, Inc., a provider of on-highway truck lubrication and routine tire services in the US

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About Bridgestone Corporation:

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.